VIA EDGAR AND EMAIL

April 3, 2014

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attn:   John Reynolds, Assistant Director

Re:       California Gold Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 11, 2014
File No. 000-54706

Dear Mr. Reynolds:

On behalf of our client, California Gold Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. William D. Meadow, Chief Executive Officer of the Company, dated March 20, 2014 (the “Letter”).  The Company concurrently is filing Amendment No. 4 to the Preliminary Proxy Statement on Schedule 14A (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company.  Please note that the responses are based on information provided to us by the Company.

General

1.
We note that you are attempting to incorporate by reference information from your Form 8-K filed February 10, 2014. Please tell us how you determined that incorporating by reference is consistent with the requirements of Schedule 14A including Note D, Item 13(b)(2) and Item 14(e) thereof.

Response: In response to the Staff’s comment, the Company has removed all incorporations by reference to the Company’s Form 8-K filed with the Commission on February 10, 2014 and has either included the relevant additional information in the body of the Amendment or attached it as an exhibit thereto.

2.	Please tell us how you determined that you are not required to provide pro-forma financial information required by Rule 8-05 of Regulation S-X, or provide such financial statements.

Response: In response to the Staff’s comment, the Company has provided in the Amendment the pro-forma financial information required by Rule 8-05 of Regulation S-X.

3.
We note revised disclosure in response to comment 2 of our letter dated January 23, 2014. We also note disclosure that the board believes certain large holders, members of the board, and executive officers may consent to the four proposals. As you indicate that they own approximately 40 thousand shares, it appears the vote is not assured even if they vote as expected. Please revise to clarify what the consequences would be to the MVP transaction and the registrant’s management in the event the proposals are not approved.

Response: In response to the Staff’s comment, the Company has made the requested changes in the Amendment clarifying its belief regarding the number of shares that it may be able to collect in favor of the four proposals and indicating what would occur if it fails to collect the required vote.

In responding to our comments, please provide a written statement from the company acknowledging that:

×	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

×	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

×	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In response to the Staff’s comment, the Company’s written statement referenced directly above is attached to this letter.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:           Ruairi Regan, Staff Attorney; James Lopez, Legal Branch Chief
Securities and Exchange Commission

William D. Meadow, Chief Executive Officer
California Gold Corp.

February 19, 2014

VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:          California Gold Corp.
Current Report on Form 8-K
Filed February 10, 2014
File No. 000-54706

Dear Ms. Jenkins:

As Chief Executive Officer of California Gold Corp., a Nevada corporation (the “Company”), I am submitting this letter in response to the comment letter, dated February 18, 2014, from the Securities and Exchange Commission (the “Commission”) addressed to my attention at the Company.

On behalf of the Company, I acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (904) 571-5718.

Very truly yours,

 /s/William D. Meadow
William D. Meadow
Chief Executive Officer